U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              FORM 10-SB/A2


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       WINCO SPIN-OFF CORPORATION
                       ---------------------------
             (Name of small business issuer in its charter)

          Colorado                                        48-1238326
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                              3118 CUMMINGS
                       GARDEN CITY, KANSAS  67846
           ---------------------------------------------------
           (Address of principal executive offices) (Zip Code)



Issuer's telephone number:  (316) 275-2963
                          ----------------


Securities to be registered under Section 12(b) of the Act:  NONE
                                                           ------


Securities registered under Section 12(g) of the Act: COMMON STOCK, NO PAR VALUE
                                                     ---------------------------

                                 PART I


     THIS FORM 10-SB IS BEING FILED IN CONNECTION WITH THE MERGER OF WINCO PETROLEUM CORPORATION AND BUSINESS PRODUCTS, INC., DOING BUSINESS AS RUSH CREEK SOLUTIONS, INC., PURSUANT TO WHICH WINCO WILL TRANSFER ALL OF THE ASSETS, LIABILITIES AND OTHER OBLIGATIONS OF WINCO TO A NEWLY CREATED, WHOLLY-OWNED SUBSIDIARY OF WINCO, WINCO SPIN-OFF CORPORATION ("WINCOSPIN"), IN CONSIDERATION FOR WINCOSPIN COMMON STOCK. FOLLOWING THE TRANSFER OF ASSETS, LIABILITIES AND OTHER OBLIGATIONS OF WINCO TO WINCOSPIN AND ON OR ABOUT THE EFFECTIVE DATE OF THE MERGER, WINCO WILL DISTRIBUTE ALL OF THE SHARES OF COMMON STOCK OF WINCOSPIN TO ALL THEN-EXISTING WINCO
SHAREHOLDERS AS OF THE RECORD DATE OF THE SPECIAL MEETING BEING HELD IN CONNECTION WITH THE APPROVAL OF THE MERGER BY WINCO SHAREHOLDERS. THEN-EXISTING HOLDERS OF WINCO COMMON STOCK WILL RECEIVE ONE SHARE OF
WINCOSPIN COMMON STOCK FOR EVERY ONE SHARE OF WINCO COMMON STOCK THEY
HOLD.  WINCO SHAREHOLDERS WILL NOT BE REQUIRED EITHER TO PAY ANYTHING
FOR THE WINCOSPIN SHARES OR TO SURRENDER ANY OF THEIR WINCO SHARES.  ON
OR ABOUT THE EFFECTIVE DATE OF THE MERGER, THE WINCOSPIN SHARES WILL BE DISTRIBUTED TO WINCO SHAREHOLDERS.

     IN THIS REGISTRATION STATEMENT THE TERMS "WINCO SPIN-OFF," "WINCOSPIN," "COMPANY," "WE," "US" AND "OUR" REFER TO WINCO SPIN-OFF CORPORATION. WE REFER TO OUR NO PAR VALUE COMMON STOCK AS COMMON STOCK. THIS REGISTRATION STATEMENT INCORPORATES INFORMATION BY REFERENCE TO THE DEFINITIVE PROXY STATEMENT FILED BY WINCO PETROLEUM CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 2001. THE INFORMATION INCORPORATED BY REFERENCE, AS DESCRIBED IN THE PROXY STATEMENT, CONCERNING THE FORMER BUSINESS OF WINCO PRIOR TO THE MERGER NOW APPLIES EQUALLY TO THE BUSINESS OF WINCOSPIN, IN LIGHT OF THE FACT THAT WINCOSPIN ASSUMED ALL OF THE ASSETS, LIABILITIES AND OTHER OBLIGATIONS OF WINCO PURSUANT TO THE TERMS OF THE MERGER AND RELATED AGREEMENTS.


FORWARD-LOOKING STATEMENTS

     This registration statement and the items incorporated by reference contain certain forward-looking statements and information relating to WincoSpin that is based on the beliefs of WincoSpin's management, as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in and include, without limitation, WincoSpin's possible or assumed future results from operations. In addition, in portions of the registration statement and incorporated items, the words "anticipate," "believes," "estimates," "expects," "plans," "intends," and similar expressions, as they relate to WincoSpin or its management, are intended to specifically identify forward-looking statements. Such statements reflect the current views of WincoSpin with respect to future events and are subject to certain risks, uncertainties, and assumptions, including the risk factors incorporated by reference. In addition to factors described elsewhere in this registration statement and incorporated by reference, WincoSpin specifically cautions that risk factors could cause actual results to differ materially from those expressed in any forward-looking statement. Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

ITEM 1.  DESCRIPTION OF BUSINESS.


     The information required by this item is contained under the sections "Summary Term Sheet - The Companies," "Risk Factors - Risks Relating to WincoSpin's Business," "Proposal Two - The Winco Spin-Off and Distribution," "Business of Winco and WincoSpin," "Winco Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Management of WincoSpin Following the Merger" and in the Winco Financial Statements of the Winco Petroleum Corporation Definitive Proxy Statement filed May 24, 2001, included herewith as Exhibit No. 2.2
("Proxy Statement") and such sections are incorporated herein by reference.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     The information required by this item is contained under the section "Winco Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Proxy Statement and such section is incorporated herein by reference.

     The Management's Discussion and Analysis section incorporated herein by reference contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined within. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned against attributing undue certainty to Management's assessments. We will update material information as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The information required by this item is contained under the sections "Business of Winco and WincoSpin - General; Operations; Oil and Gas Reserves; Producing Wells and Development Acreage; Principal Properties; Customers and Markets; Title to Properties; Related Party Transactions; and Offices" of the Proxy Statement and such sections are incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information required by this item is contained under the section "Security Ownership of Certain Beneficial Owners and Management of Winco and WincoSpin" of the Proxy Statement and such section is incorporated herein by reference.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The information required by this item is contained under the section "Management of WincoSpin Following the Merger" of the Proxy Statement and such section is incorporated herein by reference.

ITEM 6.  EXECUTIVE COMPENSATION.

     The information required by this item is contained under the sections "Management of WincoSpin Following the Merger - WincoSpin Executive Compensation; WincoSpin Director Compensation; and Stock Options" of the Proxy Statement and such sections are incorporated herein by reference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by this item is contained under the sections "Proposal Two - The Merger; The Winco Spin-Off and Distribution; and The Merger Agreement" and "Business of Winco and WincoSpin - Related Party Transactions" of the Proxy Statement and such sections are incorporated herein by reference.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The information required by this item is contained under the section "Description of Winco Capital Stock - WincoSpin Common Stock" of the Proxy Statement and such section is incorporated herein by reference.

                                 PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND OTHER SHAREHOLDER MATTERS


     The information required by this item is contained under the sections "Summary Term Sheet - Winco Spin-Off Corporation," "Market Price Information" and "Description of Winco Capital Stock - WincoSpin Common Stock" of the Proxy Statement and such sections are incorporated herein by reference. There is currently no public trading market in the WincoSpin common stock and none is anticipated to develop in the future. Following the distribution of the WincoSpin shares to then-existing Winco shareholders, there will be approximately 2,440 holders of record of WincoSpin common stock.


ITEM 2.  LEGAL PROCEEDINGS

     The information required by this item is contained under the section "Business of Winco and WincoSpin - Legal Proceedings" of the Proxy Statement and such section is incorporated herein by reference.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     We will utilize the accounting services of Allen, Gibbs & Houlik, L.C., the certifying public accountant for Winco Petroleum Corporation, our parent company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation provide that we will indemnify our directors to the full extent permitted by law.

     Section 7-108-402 of the Colorado Business Corporation Act (the "Act") provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

     Section 7-109-103 of the Act provides that a Colorado corporation must indemnify a person (i) who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a "Director") or officer of the corporation and (ii) who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation.

     Section 7-109-102 of the Act provides, generally, that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

     Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling WincoSpin pursuant to the foregoing provisions, WincoSpin has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                PART F/S


     The information required by this item is identified in the "Index to Financial Statements" on page 86 of the Definitive Proxy Statement and such index and financial statements are incorporated herein by reference. All assets, liabilities and other obligations of Winco Petroleum Corporation will be transferred to the Registrant in accordance with the terms of the Form of Agreement and Plan of Reorganization (Winco Spin-off), attached as Appendix C to the Definitive Proxy Statement.
The financial statements of Winco will become the financial statements of Winco Spin-off Corporation upon consummation of the merger and related agreements.

                                PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION TO EXHIBITS

     The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
Number         Description
------         -----------

 2 Winco Petroleum Corporation Preliminary Proxy Statement and attached Appendices filed October 17, 2000*


 2.1 Winco Petroleum Corporation Revised Preliminary Proxy Statement and attached Appendices filed February 12, 2001.*

 2.2 Winco Petroleum Corporation Definitive Proxy Statement and Appendices filed May 24, 2001.


 3.1           Form of Articles of Incorporation of Winco Spin-off Corporation*

 3.2           Form of By-laws of Winco Spin-off Corporation*

 4.1           Specimen Common Share Certificate*

 23.1          Consent of Allen, Gibbs & Houlik, L.C.*


 23.2          Consent of Allen, Gibbs & Houlik, L.C.*

 23.3          Consent of Allen, Gibbs & Houlik, L.C.


 27            Financial Data Schedule*
____________________
 *  previously filed

                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   WINCO SPIN-OFF CORPORATION


                                   By: /s/ CECIL O'BRATE
                                      -----------------------------------
                                      Cecil O'Brate, President and Chief
                                      Executive Officer

     In accordance with the requirements of the Securities Exchange Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

     Signatures               Title                         Date
     ----------               -----                         ----


/s/ CECIL O'BRATE        President, Chief Executive      May 25, 2001
----------------------   Officer (Principal Executive
Cecil O'Brate            Officer) and Director



/s/ DANIEL L. DALKE      Chief Financial Officer         May 25, 2001
----------------------   (Principal Financial and
Daniel L. Dalke          Accounting Officer) and Director


/s/ G. ALLAN NELSON      Director                        May 25, 2001
----------------------
G. Allan Nelson

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                               FORM 10-SB/A2


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       WINCO SPIN-OFF CORPORATION
             ----------------------------------------------
             (Name of small business issuer in its charter)

          Colorado                                        48-1238326
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                              3118 CUMMINGS
                       GARDEN CITY, KANSAS  67846
           ---------------------------------------------------
           (Address of principal executive offices) (Zip Code)



Issuer's telephone number:  (316) 275-2963
                          ----------------


                              EXHIBIT INDEX
                              -------------

Exhibit                                             Page Number in
No.            Document                      Sequentially Numbered System
-------        --------                      ----------------------------

 2             Winco Petroleum Corporation Preliminary
               Proxy Statement and attached Appendices filed
               October 17, 2000*


 2.1           Winco Petroleum Corporation Revised Preliminary
               Proxy Statement and attached Appendices filed
               February 12, 2001*

 2.2           Winco Petroleum Corporation Definitive Proxy
               Statement and attached Appendices filed May 24, 2001


 3.1           Form of Articles of Incorporation of Winco
               Spin-off Corporation*

 3.2           Form of By-laws of Winco Spin-off Corporation*

 4.1           Specimen Common Share Certificate*

 23.1          Consent of Allen, Gibbs & Houlik, L.C.*


 23.2          Consent of Allen, Gibbs & Houlik, L.C.*

 23.3          Consent of Allen, Gibbs & Houlik, L.C.


 27            Financial Data Schedule*
____________________
*  previously filed